UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

Aware, Inc.
(Name of Subject Company (Issuer))

Aware, Inc.
(Name of Filing Person (Offeror/Issuer))

Options to Purchase Common Stock
Par Value $.01 Per Share
(Title of class of securities)

05453N-10-0
 (CUSIP number of class of securities)

Edmund C. Reiter
President & Chief Executive Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730
Telephone: (781) 276-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
Telephone: (617) 832-1000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$531,549	$29.66

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Aware, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,129,555 shares of Aware, Inc. common stock and have an aggregate value of $531,549, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29.66	Filing Party: Aware, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: December 14, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 14, 2009, relating to an offer by Aware, Inc., a Massachusetts corporation (“Aware”), to eligible employees to exchange certain of their outstanding options to purchase shares of Aware’s common stock, par value $.01 per share, on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock, dated December 14, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 12.	EXHIBITS.

The Exhibit Index attached to this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2010	Aware, Inc.

	By:	/s/ Edmund C. Reiter
Name: Edmund C. Reiter
Title: President & Chief Executive Officer

INDEX OF EXHIBITS

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock dated December 14, 2009

(a)(1)(B)*	Election Form

(a)(1)(C)*	Withdrawal Form

(a)(1)(D)*	Form of Unrestricted Stock Award Agreement

(a)(1)(E)*	Form of Option Exchange Statement

(a)(1)(F)	Email reminder to eligible employees dated January 11, 2010

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(2)
Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (filed as Exhibit A to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(3)	Form of Right Certificate (filed as Exhibit B to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(4)
Amendment No. 1 to Rights Agreement dated September 6, 2007 between Aware, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K filed on September 7, 2007 and incorporated herein by reference).

(d)(5)	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company’s Definitive Proxy Statement filed on April 11, 2000 and incorporated herein by reference).

(d)(6)	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 29, 2005 and incorporated herein by reference).

(d)(7)	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

(d)(8)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).

(d)(9)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(10)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(11)	Offer letter dated December 17, 2007 by and between Richard Moberg and Aware, Inc. (filed as Exhibit 99.2 to Company’s Form 8-K filed on December 18, 2007 and incorporated herein by reference).

(d)(12)
Form of Stock Appreciation Rights Award under the 2001 Nonqualified Stock Plan for stock appreciation rights granted to executive officers and directors (filed as Exhibit 10.1 to Company’s Form 8-K filed on May 26, 2009 and incorporated herein by reference).

(d)(13)
Form of Amendment to Incentive Stock Option Agreement for options granted to executive officers and directors under the 1996 Stock Option Plan (filed as Exhibit 10.1 to Company’s Form 8-K filed on September 9, 2009 and incorporated herein by reference).

(d)(14)
Form of Amendment to Nonqualified Stock Option Agreement for options granted to executive officers and directors under the 2001 Nonqualified Stock Plan (filed as Exhibit 10.1 to Company’s Form 8-K filed on September 9, 2009 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

___________
* Previously filed with the Schedule TO filed with the Securities and Exchange Commission on December 14, 2009 and incorporated herein by reference.